UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

COMPUTER TASK GROUP INC

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

205477102

(CUSIP Number)

Mary C. Boldt, Executrix of the Estate of James R. Boldt,

142 Audubon Drive, Amherst, New York 14226,

716 480-0084

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 205477102 Estate of James R. Boldt	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Estate of James R. Boldt 61-6526941
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 166,716.000
	6.	SHARED VOTING POWER 00,000
	7.	SOLE DISPOSITIVE POWER 166,716.000
	8.	SHARED DISPOSITIVE POWER 00,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 166,716.000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.01%
12.	TYPE OF REPORTING PERSON (see instructions) OO

13G

CUSIP No. 205477102	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mary C. Boldt
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 811,205.000*
	6.	SHARED VOTING POWER 00.000
	7.	SOLE DISPOSITIVE POWER 811,205.000*
	8.	SHARED DISPOSITIVE POWER .000
9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

811,205.000     * Note: Includes 166,716 beneficially owned by Mary C. Boldt as Executrix of the Estate of James R. Boldt, 569,617 shares beneficially owned directly by Mary C. Boldt and 74,872 shares beneficially owned by Mary C. Boldt in her rollover IRA account(s)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.28%
12.	TYPE OF REPORTING PERSON (see instructions) IN

13G

CUSIP No. 205477102	Page 4 of 9 Pages

Item 1.

(a)	Name of Issuer Computer Task Group Inc

(b)	Address of Issuer’s Principal Executive Offices 800 Delaware Avenue, Buffalo, NY 14209

Item 2.

(a)	Name of Persons Filing Estate of James R. Boldt Mary C. Boldt

(b)	Address of the Principal Office or, if none, residence 142 Audubon Drive, Amherst, NY 14226

(c)	Citizenship U.S.

(d)	Title of Class of Securities Common Stock, par value $.01 per share

(e)	CUSIP Number 205477102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

13G

CUSIP No. 205477102	Page 5 of 9 Pages

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Estate of James R. Boldt:

(a)	Amount beneficially owned: 166,716,000

(b)	Percent of class: 0.01%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 166,716.000

(ii)	Shared power to vote or to direct the vote 00.000.

(iii)	Sole power to dispose or to direct the disposition of 166,716.000

(iv)	Shared power to dispose or to direct the disposition of 00.000.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Mary C. Boldt:

13G

CUSIP No. 205477102	Page 6 of 9 Pages

(a)	Amount beneficially owned: 811,205.000

(b)	Percent of class: 4.28%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 811,205.000.*

(ii)	Shared power to vote or to direct the vote 00.000.

(iii)	Sole power to dispose or to direct the disposition of 811,205.000*

(iv)	Shared power to dispose or to direct the disposition of 00.000.

* Note: Includes 166,716 beneficially owned by Mary C. Boldt as Executrix of the Estate of James R. Boldt, 569,617 shares beneficially owned directly by Mary C. Boldt and 74,872 shares beneficially owned by Mary C Boldt in her rollover IRA account(s)

Item 5.	Ownership of Five Percent or Less of a Class.

Estate of James R. Boldt:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Mary C. Boldt:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Instruction. Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

13G

CUSIP No. 205477102	Page 7 of 9 Pages

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

13G

CUSIP No. 205477102	Page 8 of 9 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 15, 2016

Date

/s/ Mary C. Boldt, Executrix of the Estate of James R. Boldt

Mary C. Boldt, Executrix of the Estate of James R. Boldt

Name/Title

/s/ Mary C. Boldt

_____

Mary C. Boldt, in her individual capacity

Page 9 of 9 Pages

Exhibit Attached to Schedule 13G (Amendment No. 2) with respect to the Issuer, Computer Task Group Inc., Filed by Mary C. Boldt, Executrix of the Estate of James R. Boldt and by Mary C. Boldt, Individually

Agreement

We, Mary C. Boldt, as the Executrix of the Estate of James R. Boldt (the “Estate”) and Mary C. Boldt, individually, hereby agree that the Estate may file this Schedule 13G Amendment No. 2 and any further Amendment or Amendments to the Schedule 13G on behalf of each of them.

/s/ Mary C. Boldt, Executrix of the Estate of James R. Boldt Mary C. Boldt, Executrix of the Estate
of James R. Boldt

/s/ Mary C. Boldt Mary C. Boldt, Individually STATE OF NEW YORK ) COUNTY OF ERIE ) ss.:

On the 15th day of January, 2016, before me the undersigned, personally appeared Mary C. Boldt, personally known to me or proved to me on the basis of satisfactory evidence, to be the individual whose name is subscribed to the within instrument and acknowledged to me that she executed the same in her capacities and that her signatures on the instrument, the individual, or the person on behalf of which the individual acted, executed the instrument.

F. Harris Nichols Notary Public

F. Harris Nichols
Notary Public, State of New York Qualified in Erie Country [My Commission Expires 01/02/2018]